T 604.682.3701	Suite 400, 455 Granville Street	info@coralgold.com
F 604.682.3600	Vancouver, BC V6C 1T1	www.coralgold.com

August 13, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

INVESTOR RELATIONS SERVICES

Coral Gold Resources Ltd. (the “Company”) has entered into a three (3) month Investor Relations Agreement with IR Pro Communications (“IRPC”) to provide investor relations services.

In consideration for the services rendered, the Company has agreed to pay IRPC a monthly fee of $2,000 plus 25,000 stock options at a price of $0.35 per share exercisable on or before August 13, 2012.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.